Exhibit 21.2

List of GPS Industries, Inc. Subsidiaries

Subsidiaries of Registrant

ProShot Golf, Inc.	California
IGT 2000, Inc.	Delaware
Optimal Golf Solutions Ltd	Texas
GPS IT, LLC	Nevada

The following two companies are operating as GPSI Europe:

Direct Golf Services, Inc.	Registered in England and Wales
Golf Academies Ltd	Registered in England and Wales